Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of April 25, 2015,

among

CAP GEMINI S.A.,

CAPGEMINI NORTH AMERICA, INC.,

LAPORTE MERGER SUB, INC.

and

IGATE CORPORATION

Exhibit 2.1

i

ii

iii

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER dated as of April 25, 2015 (this “Agreement”), among Cap Gemini S.A., a French société anonyme (“SA”), Capgemini North America, Inc., a Delaware corporation (“NA” and, together with SA, (“Parent”)), Laporte Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly owned subsidiary of NA, and IGATE Corporation, a Pennsylvania corporation (the “Company”).

WHEREAS the respective Boards of Directors of SA, NA and Merger Sub have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has, in accordance with Sections 1721 and 2538, if applicable, of the PBCL (as defined below), unanimously (i) determined that the entry into this Agreement, and the consummation of the Merger (as defined below), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Pennsylvania Business Corporation Law of 1988 (including any successor laws, rules, regulations, as amended or supplemented hereafter or any applicable law, rule, or regulations of the Pennsylvania Associations Code, as amended or supplemented hereafter, the “PBCL”), of Merger Sub with and into the Company in which the Company shall survive and become a wholly owned subsidiary of Parent (the “Merger”), and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are in the best interests of the Company and (ii) approved the execution, delivery and performance of this Agreement, and the consummation of the Merger and the other Transactions, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the respective Boards of Directors of SA, NA and Merger Sub have approved the Merger on the terms and subject to the conditions set forth in this Agreement;

WHEREAS as a condition and inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company have simultaneously herewith entered into an agreement (the “Voting Agreement”) in connection with the Merger, providing that such shareholders have, among other things, agreed to vote the shares of Company Common Stock beneficially owned by them in favor of the adoption of this Agreement, on the terms and subject to the conditions in the Voting Agreement;

WHEREAS Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the PBCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 1.02 Merger Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m., New York City time, on the second business day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, time and date as shall be agreed in writing by the parties hereto; provided that if all the conditions set forth in Article VI have not been satisfied or (to the extent permitted by Law) waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived, or at such other place, time and date as shall be agreed in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.03 Effective Time. Prior to the Closing, the Company shall prepare, and on the Closing Date, the Company shall file with the Department of State of the Commonwealth of Pennsylvania, the articles of merger or other appropriate documents (in any such case, the “Articles of Merger”) executed in accordance with the provisions of the PBCL and shall make all other filings or recordings required under the PBCL to effectuate the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania or at such other time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects of Merger. The Merger shall have the effects set forth herein and in Section 1929 of the PBCL.

Section 1.05 Articles of Incorporation and Bylaws. (a) At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to be in the form attached as Exhibit B and, as so amended and restated, such articles of incorporation shall be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b) At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to be in the same form as the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, such bylaws shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

Section 1.06 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.07 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned as treasury stock by the Company or owned by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Other Company Common Stock. Each issued and outstanding share of Company Common Stock (but excluding shares to be cancelled and retired in accordance with Section 1.07(b)) shall be converted into the right to receive $48.00 in cash and without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 1.08, without interest.

Section 1.08 Payment of Merger Consideration.

(a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock. Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent, immediately after the Effective Time, for the benefit of the holders of shares of Company Common Stock, cash (such cash being hereinafter referred to as the “Payment Fund”) in amounts necessary for the payment of Merger Consideration pursuant to Section 1.07(c) upon surrender of Certificates in accordance with Section 1.08(b) or delivery of an “agent’s message” in accordance with Section 1.08(c), it being understood that all such funds shall be invested as directed by Parent in accordance with Section 1.08(h) and that any and all interest or other amounts earned with respect to funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent.

(b) Payment Procedure. As promptly as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time), the Surviving Corporation or Parent shall use its reasonable best efforts to cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) which were converted into the right to receive the Merger Consideration pursuant to Section 1.07 (i) a letter of transmittal (which shall include an accompanying IRS Form W-9 or an applicable IRS Form W-8 and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book-Entry Shares) as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash equal to the Merger Consideration that such holder has the right to receive pursuant to Section 1.07, and each Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.08, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 1.07. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c) Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and the Surviving Corporation or Parent shall use its reasonable best efforts to cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than two business days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate amount of Merger Consideration to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be canceled.

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article I as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock not in violation of the terms of this Agreement or prior to the date of this Agreement. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article I.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate.

(f) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed as of the 12-month anniversary of the Closing Date shall be delivered to Parent or its designated affiliate, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article I shall thereafter look only to Parent or its successor-in-interest for payment of its claim for Merger Consideration (subject to applicable abandoned property, escheat and other similar Law).

(g) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(h) Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Nothing contained in this Section 1.08(h) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the shareholders to receive the Merger Consideration. To the extent there are losses or the Payment Fund diminishes for any reason below the level required to promptly pay the Merger Consideration pursuant to Section 1.07(c), Parent shall replace or restore the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated affiliate.

(i) Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any former holder of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and the Treasury Regulations promulgated under the Code, or any provision of state, local or foreign Tax law; provided that Parent agrees that no non-U.S. Taxes shall be deducted and withheld from the Merger Consideration (other than any such Taxes required to be withheld in respect of compensation payable to any present or former employee of the Company or any of the Company Subsidiaries). To the extent that amounts are so deducted and withheld, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction and withholding was made.

ARTICLE II

Representations and Warranties of the Company

Except (a) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the Securities and Exchange Commission (the “SEC”) during the period from January 1, 2012 to the business day prior to the date hereof (provided, that if this Agreement is executed on any day other than a Sunday or a Monday, the period referenced in this clause (a) shall be from January 1, 2012 to the second business day prior to the date hereof) (excluding any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” or similarly titled captions and any other disclosures contained therein that are cautionary or forward-looking in nature) (the “Filed Company SEC Documents”) (provided, further, that this clause (a) shall not be applicable to Section 2.02, Section 2.04, Section 2.06(e), Section 2.06(g), Section 2.07, or Section 2.08(a)) or (b) as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections, the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 2.01 Organization, Standing and Power. Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized or formed, as applicable, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of Company Subsidiaries where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Articles”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”) are included in the Filed Company SEC Documents. The Company has made available to Parent the organizational documents of each material Company Subsidiary, in each case as amended and in effect as of the date of this Agreement.

Section 2.02 Capital Structure. (a) The authorized capital stock of the Company consists of 700,000,000 shares of Company Common Stock, 1 share of Series A Preferred Stock, without par value (the “Series A Preferred Stock”), 480,000 shares of Series B Preferred Stock, without par value (the “Series B Preferred Stock”), and 19,519,999 shares of additional Preferred Stock, without par value (together with the Series A Preferred Stock and Series B Preferred Stock, the “Company Preferred Stock”). At the close of business on April 22, 2015 (the “Measurement Date”), (i) 81,926,476 shares of Company Common Stock were issued, of which 80,936,374 shares of Company Common Stock were outstanding and 990,102 shares of Company Common Stock were held by the Company in its treasury, (ii) no Company Common Stock was owned by any Company Subsidiary, (iii) 1,932,355 shares of Company Common Stock were subject to outstanding Company Stock Options, with a weighted average exercise price of $25.29 per share, (iv) 1,723,200 shares of Company Common Stock were issuable in respect of outstanding Company Performance Share Awards (assuming achievement of applicable performance goals at maximum), (v) 43,674 shares of Company Common Stock were issuable in respect of outstanding Company RSUs, (vi) 1,370,430 shares of Company Common Stock were issuable in respect of Company Restricted Shares, (vii) 5,345,573 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plan and (viii) no shares of Company Preferred Stock were issued or outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company Performance Share Awards Company RSUs or Company Restricted Shares.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d) Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company Restricted Shares, Company Performance Share Awards or Company RSUs and (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares and Company Performance Share Awards and Company RSUs in connection with the forfeiture of such awards.

(e) All Company Stock Options, Company Restricted Shares, Company Performance Share Awards and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements differ from such forms with respect to the number of Company Stock Options, Company Restricted Shares, Company Performance Share Awards, Company RSUs or shares of Company Common Stock covered thereby, the exercise price (if applicable), vesting schedule and expiration date applicable thereto and other similar terms.

Section 2.03 Company Subsidiaries; Equity Interests. (a) Section 2.03(a) of the Company Disclosure Letter lists, as of the date of this Agreement, each material Company Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and not subject to preemptive rights, and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b) Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

Section 2.04 Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, subject, in the case of the Merger, to receipt of the Company Shareholder Approval, if required by applicable Law. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other Transactions to which it is a party, subject, in the case of the Merger, to receipt of the Company Shareholder Approval, if required by applicable Law. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”)).

(b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held at which all directors of the Company were present duly and unanimously adopted, in accordance with Sections 1721 and 2538, if applicable, of the PBCL, resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the Merger and the other Transactions are in the best interests of the Company, (iii) proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL and (iv) recommending that the Company’s shareholders adopt this Agreement if the Company Shareholder Approval is required by applicable Law (the recommendation set forth in subclause (iv) of this Section 2.04(b), the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(c) Assuming the representations and warranties set forth in Section 3.08 are true and correct, (i) the only affirmative vote or written consent of holders of any class or series of capital stock of the Company necessary to consummate the Merger is, if required by applicable Law, the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Company Common Stock entitled to vote thereon, or written consent of the majority of holders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting, in favor of adopting this Agreement (the “Company Shareholder Approval”) and (ii) the affirmative vote or written consent of the holders of any class or series of capital stock of the Company is not necessary to consummate any Transaction other than the Merger. The delivery of the Shareholder Consent will constitute Company Shareholder Approval.

Section 2.05 No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation (including any right of repurchase or obligation to make an offer to purchase) or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Articles, the Company Bylaws or the comparable organizational documents of any Company Subsidiary, (ii) any material contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 2.05(b), any judgment, order, injunction or decree (“Judgment”) or statute, law, ordinance, rule or regulation (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (it being agreed that for purposes of this Section 2.05(a), clause (G) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any national, federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the applicable requirements of antitrust, competition or other similar Laws of jurisdictions other than the United States (collectively, “Foreign Antitrust Laws”), (iii) the applicable requirements of the Securities Act of 1933, as amended (including all rules and regulations promulgated thereunder, the “Securities Act”), and the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”), including the filing of the Information Statement or Proxy Statement, if applicable, and applicable state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement, the Voting Agreement, the Merger and the other

Transactions, (iv) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such filings as may be required under the rules and regulations of the NASDAQ Global Select Market (the “Nasdaq”) and (vi) such other items (A) required solely by reason of the participation of Parent (as opposed to any third Person) in the Transactions or (B) that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (it being agreed that for purposes of this Section 2.05(a), clause (G) of the definition of the term “Company Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur).

Section 2.06 SEC Documents; Undisclosed Liabilities. (a) The Company has filed or furnished all material reports, schedules, forms, statements and other documents required to be filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act by the Company with the SEC since January 1, 2012 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company SEC Documents”).

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (provided that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such document).

(c) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(d) Except as reflected or reserved against in the consolidated balance sheet of the Company, as of December 31, 2014, or the notes thereto, included in the Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e) The Company has established and maintained disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) There are no outstanding loans or other extensions of credit made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(g) Since January 1, 2012, (i) the Company has, to its knowledge, complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and (ii) each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and correct.

(h) Since January 1, 2012, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any Company Subsidiary was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 2.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable, will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, that the Company makes no representation or warranty with respect to information furnished in writing by Parent or Merger Sub specifically for inclusion or use in any such Company SEC Document). The Information Statement or Proxy Statement, as applicable, will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 2.08 Absence of Certain Changes or Events. (a) Since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect.

(b) From the date of the Company Balance Sheet to the date of this Agreement, each of the Company and the Company Subsidiaries has, in all material respects, conducted and operated its business in the ordinary course of business consistent with past practice, and none of the Company or the Company Subsidiaries has taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would have required Parent’s consent under Sections 4.01(b), 4.01(c), 4.01(e), 4.01(g), 4.01(h), 4.01(i) and 4.01(l), except in each case for the execution and delivery of this Agreement.

Section 2.09 Taxes. (a) Each of the Company and each Company Subsidiary has (i) timely filed, or caused to be timely filed, taking into account any extensions of time within which to file, all material Tax Returns required to have been filed and such Tax Returns are true, accurate and complete in all material respects, and (ii) paid, or caused to be paid, all material Taxes (whether or not shown to be due on such Tax Returns) required to have been paid by it, other than Taxes that are not yet due and payable or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) Each of the Company and each Company Subsidiary has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor or other third party.

(c) Neither the Company nor any Company Subsidiary has received written notice of any audit, examination, investigation or other proceeding from any taxing authority for a material amount of unpaid Taxes asserted against the Company or Company Subsidiary, which have not been fully paid or settled. With respect to any tax years open for audit as of the date hereof, neither the Company nor any Company Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(d) Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between or among the Company and one or more wholly owned Company Subsidiaries or (ii) with third parties made in the ordinary course of business, the primary subject matter of which is not Tax).

(e) Neither the Company nor any Company Subsidiary has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise.

(f) Within the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g) Neither the Company nor any Company Subsidiary has been a party to a transaction that constitutes a “listed transaction” as defined in Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law).

(h) For purposes of this Agreement:

(i) “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes required to be filed with any taxing authority.

(ii) “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

Section 2.10 Labor Relations. There are no labor agreements, collective bargaining agreements, work rules or any other labor-related agreements or arrangements (collectively, “Collective Bargaining Agreements”) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, other than the sectoral Collective Bargaining Agreements imposed by Law set forth on Section 2.10 of the Company Disclosure Letter. None of the employees of the Company or any Company Subsidiary is represented by any labor union, labor organization or works council (other than any sectoral Collective Bargaining Agreements imposed by Law) with respect to his employment by the Company or any such Company Subsidiary. Since January 1, 2012, neither the Company nor any of the Company Subsidiaries has experienced any actual or, to the knowledge of the Company, threatened material arbitrations, grievances, labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or a Company Subsidiary. There is no material unfair labor practice Proceeding or other

Proceeding involving any current or former employee of the Company or any Company Subsidiary or relating to labor matters that is existing, pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole. The Company is not and has not since January 1, 2012, been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required by Law to comply with Executive Order 11246 or (iii) required by Law to maintain an affirmative action plan. To the knowledge of the Company, no current employee of the Company or Company Subsidiary at the level of senior vice president or above intends to terminate his or her employment. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement, employment agreement, consulting agreement or any other labor-related agreement to which the Company or any Company Subsidiary is a party, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 2.11 Employee Benefits. (a) Section 2.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement.

(b) With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent true and complete copies of (i) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), (ii) each trust, insurance, annuity or other funding Contract or vehicle related thereto, (iii) the most recent annual report on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any), and (iv) the most recent Summary Plan description for each such Company Benefit Plan for which such Summary Plan description is required by applicable Law.

(c) Each Company Benefit Plan and Company Benefit Agreement has been operated and administered in accordance with its terms and is in compliance with all applicable Laws (including applicable foreign Laws), including applicable provisions of ERISA and the Code, other than failures that would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary.

(d) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter or opinion letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and there are no existing circumstances or any events that have occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e) None of the Company, any of the Company Subsidiaries or any Commonly Controlled Entity has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, including any “single employer plan”, any “multi-employer plan” (each as defined in Section 4001 of ERISA), or a “multiple employer plan” as defined in Section 413(c) of the Code or is otherwise a defined benefit plan.

(f) Neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary other than for continuation coverage required under Section 4980B(f) of the Code or any state or foreign Laws.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval, if required by applicable Law, or the consummation of the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer or employee of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or increase or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) result in any violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement or (iv) or result in payment or provision of any amount (whether in cash or property or the vesting of property) to any current or former director, officer, employee or consultant of the Company or any of the Company Subsidiaries under any Company Benefit Plan or Company Benefit Agreement that would not be deductible by reason of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code. Neither the Company nor any of the Company Subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

(h) To the knowledge of the Company, there are no pending claims against the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Arrangement, by or on behalf of any current or former employee or beneficiary covered under such Company Benefit Plan or Company Benefit Arrangement (other than routine claims for benefits) that could reasonably be expected to result in a material liability to the Company or any Company Subsidiary.

(i) Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiary, each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) that is not exempt from Section 409A of the Code has (A) been maintained and operated since January 1, 2005, in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and (B) since January 1, 2009, has been in documentary and operational compliance with Section 409A of the Code an all applicable IRS guidance promulgated thereunder.

(j) For purposes of this Agreement:

(i) “Commonly Controlled Entity” means any Person that, together with the Company, is treated as a single employer under Section 414 of the Code or within the meaning of Section 4001(b) of ERISA.

(ii) “Company Benefit Agreement” means each employment, consulting, indemnification, severance or termination agreement or arrangement between the Company or any Company Subsidiary, on the one hand, and any current or former employee, officer or director of the Company or any Company Subsidiary, on the other hand (but excluding any Company Benefit Plans), other than any agreement or arrangement mandated by applicable Law.

(iii) “Company Benefit Plan” means each “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, employee pension benefit plan within the meaning of Section 3(2) of ERISA, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any Company Subsidiary, in each case for the benefit of any current or former director, officer or employee of the Company or any Company Subsidiary, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

Section 2.12 Title to Properties. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and marketable title to, or valid leasehold interests in, all their respective properties and assets reflected in the Company Balance Sheet (other than properties or assets that have been sold or disposed of, or for which a valid leasehold interest has expired and not been renewed, in the ordinary course of business), free and clear of all Liens, except (i) statutory Liens for Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection and (vi) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, non-exclusive licenses granted in the ordinary course of business and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate as presently conducted in the business of the Company and the Company Subsidiaries (collectively, “Permitted Liens”). Except as would not reasonably be expected to, individually or in the aggregate, have Company Material Adverse Effect, (a) the Company and the Company Subsidiaries have complied with the terms of all leases to which they are parties and under which they are in occupancy (other than leases that expired and were not renewed in the ordinary course of business) that are material to the business of the Company and the Company Subsidiaries, taken as a whole, including the lease for the Company’s corporate headquarters in Bridgewater, New Jersey, all such leases are in full force and effect, and (b) to the knowledge of the Company, no material default exists under any such material lease. Section 2.12 of the Company Disclosure Letter sets forth a true, complete and correct list of each material real property owned or leased by the Company and the Company Subsidiaries, including the owner, location, principal use, and square footage thereof.

Section 2.13 Contracts. (a) Except for this Agreement and for the Contracts disclosed in the Filed Company SEC Documents, Section 2.13(a) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party, or (C) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) each Contract under which the Company or any Company Subsidiary licenses or sublicenses or otherwise grants or receives rights with respect to Intellectual Property from or to any third party (other than generally commercially available, off-the-shelf software programs), including license agreements, coexistence agreements, non-assertion agreements, option agreements and escrow agreements with respect to Intellectual Property, except for non-exclusive licenses from third parties or to customers in the ordinary course of business;

(iv) each Contract to which the Company or any Company Subsidiary is a party that provides for annual payments or receipts in excess of $5,000,000;

(v) each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money, pursuant to which a Lien (other than a Permitted Lien) is granted and outstanding or any financial guaranty, in each case with respect to a principal amount in excess of $5,000,000;

(vi) each Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business), businesses (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of a third party that (A) has not yet been consummated or (B) has outstanding any material purchase price adjustment, “earn-out”, indemnification, payment or similar obligations on the part of the Company or any Company Subsidiary;

(vii) each Contract pursuant to which the Company or any Company Subsidiary has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business consistent with past practice), in each case that could result in payments in excess of $1,000,000;

(viii) any Contract that obligates the Company or any Company Subsidiary to make any capital commitment, loan or expenditure in an amount in excess of $5,000,000;

(ix) any Government Contract;

(x) each Contract, other than with respect to any partnership that is wholly owned by the Company or any wholly owned Company Subsidiary, that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person; and

(xi) each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Specified Contract”.

(b) As of the date of this Agreement, each of the Specified Contracts is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy and Equity Exception) on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. As of the date of this Agreement, there is no default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received in the twelve months immediately preceding the date of this Agreement a notice from any other party under any Specified Contract of an intent to terminate, cancel or fail to renew such Specified Contract, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 2.14 Litigation. There is no claim, charge, complaint, suit, action, investigation (to the knowledge of the Company), grievance, arbitration or proceeding (each, a “Proceeding”) pending or, to the knowledge of the Company threatened against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2012, neither the Company nor any Company Subsidiary has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that is or would reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is subject to any outstanding Legal Restraint (whether temporary, pending or permanent) that is or would reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole.

Section 2.15 Compliance with Laws. (a) Each of the Company and the Company Subsidiaries is and, since January 1, 2012, has been in compliance with all Laws applicable to its business or operations, including applicable Laws regarding personally identifiable information, data privacy and consumer privacy and employment and United States immigration, except as is not, and would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole. Each of the Company and the Company Subsidiaries has in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits and Consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. This Section 2.15 does not relate to environmental matters, which are the subject of Section 2.16, employee benefit matters, which are the subject of Section 2.11, or Taxes, which are the subject of Section 2.09.

(b) Except would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole: (i) none of the Company or the Company Subsidiaries have, since January 1, 2010, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, any applicable Law enacted in connection with, or arising under, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions, the Prevention of Corruption Act, 1988 (of India) and Prevention of Money Laundering Act, 2002 (of India), and any other applicable Law that relates to bribery or corruption and (ii) the Company and the Company Subsidiaries make and keep books, records, and accounts that fairly reflect transactions and the distribution of the Company’s and the Company Subsidiaries’ assets, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded.

(c) Each of the Company and the Company Subsidiaries is and, since January 1, 2014, has been in material compliance with the provisions of the Companies Act, 1956 (of India), the Foreign Exchange Management Act 1999 (of India), the Customs Act, 1962 (of India), the Foreign Trade Policy (of India) and the Software Technology Parks of India Scheme. Each of the Company and the Company Subsidiaries maintains all material approvals and statutory records as may be required under the Companies Act, 1956 (of India), the Foreign Exchange Management Act, 1999 (of India), the Customs Act, 1962 (of India), the Foreign Trade Policy (of India) and the Software Technology Parks of India Scheme.

Section 2.16 Environmental Matters. (a) Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is and, since January 1, 2012, has been in compliance with all Environmental Laws, (ii) each of the Company and the Company Subsidiaries possesses and is in compliance with all Authorizations required under Environmental Laws for it to conduct its business as presently conducted and (iii) since January 1, 2012, none of the Company or the Company Subsidiaries has received any written notice, demand, request for information, citation, summons or complaint with respect to the Company or the Company Subsidiaries (or any of their respective predecessors) that relates to or arises out of any Environmental Law.

(b) For purposes of this Agreement, “Environmental Law” means any Law or Judgment promulgated by any Governmental Entity with respect to the environment, natural resources, endangered or threatened species, human health or safety (as such related to pollutants, chemicals or any hazardous or toxic substances or waste) or any pollutant, contaminant, chemical or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material.

Section 2.17 Intellectual Property. (a) As of the date of this Agreement, to the knowledge of the Company, the Company and the Company Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as presently conducted, except for any such rights to Intellectual Property the absence of which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Section 2.17(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Company Registered Intellectual Property.

(c) The conduct of the business of the Company and the Company Subsidiaries as presently conducted, does not infringe, violate or constitute a misappropriation of any valid Intellectual Property rights of any third party, except for such infringements, violations and misappropriations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has received any written claim or notice from any Person from January 1, 2012 to the date of this Agreement alleging any such infringement, violation or misappropriation, except for any such alleged infringement, violation or misappropriation that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d) As of the date of this Agreement, to the knowledge of the Company, all of the Company Registered Intellectual Property is subsisting, in use and valid, and has not been held invalid or unenforceable by a court of competent jurisdiction.

(e) Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of the information of the Company and the Company Subsidiaries that is of a nature that the Company intends to keep confidential.

(f) As of the date of this Agreement, to the knowledge of the Company, no third party is infringing, violating or misappropriating any of the Company Registered Intellectual Property, except for infringements, violations or misappropriations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(g) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) no third party software subject to an “open source” or similar license has been distributed, licensed or used by the Company or the Company Subsidiaries in a manner that requires the licensing or provision of Company Source Code to third parties; (ii) no rights have been granted in the ordinary course of business to any Person other than the Company or the Company Subsidiaries to access or possess any Company Source Code, other than any such rights granted to (x) customers with respect to source code included in customer deliverables or services, and (y) service providers in connection with services provided to the Company or the Company Subsidiaries, in each case subject to confidentiality obligations with respect to such access or possession.

(h) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have implemented (x) commercially reasonable measures to protect the integrity and security of their information technology systems used in connection with the operations of the Company’s and the Company Subsidiaries’ businesses from viruses, worms, Trojan horses, malicious or unauthorized code, “time bombs”, disabling programs, or similar programs that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of data or software and from unauthorized access and (y) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures and (ii) to the knowledge of the Company, there have been no material security breaches in the information technology systems used by or on behalf of the Company and the Company Subsidiaries.

(i) The Company and each of the Company Subsidiaries own, lease or license, or have services provided to them using, all computer systems that are necessary for the operations of their business as presently conducted. Since January 1, 2012, there has been no failure or other substandard performance of any computer systems that has caused any disruption to the business of Company or any Company Subsidiary, other than such disruption as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(j) The Company is in compliance with applicable Law, as well as its own policies, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company, and as of the date hereof no claims are pending or threatened against the Company alleging a violation of any Person’s privacy or personal information, except as would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and the Company Subsidiaries, taken as a whole.

(k) For purposes of this Agreement:

(i) “Company Registered Intellectual Property” means all applications for and registrations of any patents (including divisions, continuations, continuations-in-part and renewals), trademarks, service marks, trade names, utility models, domain names, copyrights and designs, in each case owned by or registered to the Company or any of the Company Subsidiaries and which is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(ii) “Company Source Code” means source code to any material software owned or developed by or on behalf of the Company or the Company Subsidiaries.

(iii) “Intellectual Property” means all intellectual property rights of any kind or nature throughout the world, including all (A) patents, trademarks, service marks, trade names, domain names, utility models, copyrights and designs, (B) applications for and registrations of such patents, trademarks, service marks, trade names, domain names, utility models, copyrights and designs, (C) trade secrets, processes, formulae, methods, schematics, technology, know-how, computer software programs and applications (whether in source code, object code or other form), algorithms, data and databases and (D) other tangible or intangible proprietary or confidential information and materials.

Section 2.18 Insurance. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect and were in full force and effect during the periods of time such insurance policies purport to have been in effect, (ii) neither the Company nor any of the Company Subsidiaries is in breach or default under any such insurance policy (including any such breach or default with respect to the payment of premiums or the giving of notice), (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals and (iv) there is no material claim by the Company or any of the Company Subsidiaries pending as of the date of this Agreement under any such insurance policy that has been denied or disputed by the insurer.

Section 2.19 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger, and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates.

Section 2.20 Takeover Statutes; No Rights Agreement. Pursuant to the Company Articles, the Company has duly and properly opted out of each of Subchapters E, F, G and H of Chapter 25 of the PBCL such that those Subchapters shall not apply to the Company. No other Takeover Statute, assuming the accuracy of the representations in Section 3.08, is applicable to this Agreement, the Merger and the other Transactions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 2.21 Opinion of Financial Advisor. The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date hereof and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received by the holders of Company Common Stock in the Merger is fair from a financial point of view, to such holders, a true and complete signed copy of which opinion will be made available to Parent for information purposes only promptly following the date of this Agreement.

Section 2.22 Restrictions on Business Activities. Other than customer Contracts entered into in the ordinary course of its business that contain non-compete provisions with respect to the business of the customer and which do not prohibit or impair the business practice of the Company or the Company Subsidiaries in such a way as to be material and adverse to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor the Company Subsidiaries is party to or bound by any Contract containing any covenant limiting in any material respect the right of the Company or the Company Subsidiaries to engage or compete in any line of business or to compete with any Person.

Section 2.23 Customers and Vendors. Section 2.24(a) of the Company Disclosure Letter lists the fifteen largest customers of the Company and the Company Subsidiaries (determined on the basis of aggregate revenues recognized by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended March 31, 2015) (each, a “Major Customer”). Section 2.24(b) of the Company Disclosure Letter lists the ten largest vendors of the Company and the Company Subsidiaries (determined on the basis of aggregate purchases made by the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended March 31, 2015) (each, a “Major Vendor”). The Company has not in the twelve months immediately preceding the date of this Agreement received, as of the date of this Agreement, any notice in writing from any Major Customer or Major Vendor that such Major Customer or Major Vendor intends to terminate, or not renew, its relationship with the Company or any Company Subsidiary, or institute any Proceedings against the Company or any Company Subsidiary.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 3.01 Organization, Standing and Power. SA is a société anonyme duly organized, validly existing and in good standing under the laws of France. NA is a corporation, duly organized, validly exiting and in good standing under the law of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania. Each of Parent and Merger Sub has full corporate power and authority to conduct its businesses as presently conducted.

Section 3.02 Merger Sub. (a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent free and clear of any Lien.

Section 3.03 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole shareholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole shareholder of Merger Sub. Neither the approval or adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the shareholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 3.04 No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of Parent, Merger Sub or any of Parent’s subsidiaries, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) compliance with and filings under the applicable requirements of Foreign Antitrust Laws, (iii) compliance with and filings under the applicable requirements of the Exchange Act, as may be required in connection with this Agreement, the Merger and the other Transactions, (iv) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania in accordance with the provisions of the PBCL and (v) such other items (A) required solely by reason of the participation of the Company (as opposed to any third Person) in the Transactions or (B) that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.05 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement or Proxy Statement, as applicable, will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders and, if applicable in the case of the Proxy Statement, at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.06 Brokers. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its affiliates.

Section 3.07 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.08 Ownership of Company Common Stock. Neither Parent or Merger Sub is, nor at any time during the last five years has either Parent or Merger Sub been, an “interested shareholder” of the Company as defined in Section 2553 of the PBCL. As of the date of this Agreement, none of Parent, Merger Sub or other affiliates of Parent, owns any Company Common Stock, whether beneficially or of record.

Section 3.09 Certain Business Relationships. Neither Parent nor any of its affiliates is a party to any Contract with any director, officer or employee of the Company or any Company Subsidiary.

Section 3.10 Available Funds. SA, NA and Merger Sub, collectively, have funds available, which are sufficient to consummate the Merger and the other Transactions on the terms contemplated by this Agreement and, at the Effective Time, SA, NA and Merger Sub, collectively will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Merger, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 5.04 and to perform their respective obligations under this Agreement. SA, NA and Merger Sub acknowledge and agree that their obligations hereunder are not subject to any conditions regarding SA’s, NA’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Transactions.

ARTICLE IV

Covenants Relating to Conduct of Business

Section 4.01 Conduct of Business of the Company. Except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course, use commercially reasonable efforts to conduct its business in compliance with all applicable Laws and, to the extent consistent therewith, use commercially reasonable efforts to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and employees and (z) preserve its present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. In addition, without limiting the generality of the foregoing, except for matters set forth on Section 4.01 of the Company Disclosure Letter (and on no other Section of the Company Disclosure Letter) or otherwise expressly permitted or required by this Agreement or required by applicable Law, from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) enter into any new material line of business;

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, other than dividends and distributions of cash by a direct or indirect wholly owned subsidiary of the Company to its parent (provided such subsidiary and its parent are each organized in the United States), (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company Restricted Shares, Company Performance Share Awards or Company RSUs and (C) the acquisition by the Company of Company Stock Options, Company Restricted Shares, Company Performance Share Awards or Company RSUs in connection with the forfeiture of such awards, in each case to the extent existing on the date hereof and in accordance with their terms;

(c) issue, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock, or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than issuances of Company Common Stock upon (A) the exercise of Company Stock Options to the extent existing on the date hereof in accordance with their present terms; or (B) settlement of Company Performance Share Awards, Company RSUs or Company Restricted Shares, in each case in accordance with their terms;

(d) amend its articles of incorporation, bylaws or other comparable organization documents;

(e) acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing any equity or voting interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or any Company Subsidiary), if the amount of consideration paid or transferred by the Company and the Company Subsidiaries would, individually or in the aggregate exceed $5,000,000, or solicit or participate in any negotiations with respect to any of the foregoing;

(f) enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture, strategic partnership or other alliance, in each case, involving an equity interest in any Person;

(g) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement, in each case, in effect on the date of this Agreement, (A) adopt, enter into, establish, terminate, amend or modify any Collective Bargaining Agreement, Company Benefit Plan or Company Benefit Agreement, other than entry into, establishment, termination, amendment or modification of any Collective Bargaining Agreement, Company Benefit Plan or Company Benefit Agreement in the ordinary course of business and in a manner that would not increase costs to the Company, Parent or any of their respective Affiliates by more than a de minimis amount, (B) grant to any current or former employee any increase in compensation other than any non-material increase in the ordinary course to employees below the level of vice-president, (C) grant to any current or former employee any increase in severance or termination pay other than (1) any non-material increase in the ordinary course to employees below the level of vice-president or (2) any increase that arises from a non-material increase in compensation permitted by (g)(B) above, (D) enter into any employment, consulting, severance or termination agreement with any current or former employee, director or executive officer of the Company or any Company Subsidiary or (E) take any action to accelerate any rights or benefits under any Company Benefit Plan or Company Benefit Agreement;

(h) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company or materially revalue any of its assets, except as may be required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X promulgated under the Securities Act;

(i) sell, lease (as lessor), license or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business or (ii) pursuant to Contracts made available to Parent and in effect prior to the date of this Agreement;

(j) (i) incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) indebtedness incurred under (x) the facilities agreement originally dated 22 November 2013 and amended and restated on 16 April 2014 between, amongst others, iGATE Corporation (as parent), Pan-Asia iGATE Solutions (as borrower), ING Bank N.V. Singapore Branch (as agent and security agent) and certain other lenders (the “Facilities Agreement”) and (y) indebtedness incurred under the Credit Agreement, dated May 10, 2011, among the Company, DBS Bank Ltd., other lenders party thereto, and DBS Bank Ltd., Bangalore Branch, as amended (the “Revolving Facility”), (B) letters of credit issued pursuant to the Revolving Facility or otherwise issued in the ordinary course of business, (C) interest rate and foreign exchange hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (D) short-term unsecured borrowings incurred in the ordinary course of business on arms-length terms and not in excess of $10,000,000 in aggregate principal amount outstanding at any one time, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in (A) the Company or any Company Subsidiary or (B) any acquisition not in violation of clause (e) above;

(k) other than in accordance with the Company’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $5,000,000;

(l) pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $1,000,000 per payment, discharge, settlement, compromise or satisfaction or $5,000,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m) other than as required by Law, make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(n) except as is in the ordinary course of business, enter into, or modify or amend in a manner that is adverse to the Company in any material respect or terminate any Specified Contract or enter into any Contract that, if existing on the date of this Agreement, would have been a Specified Contract;

(o) cancel, abandon or permit to lapse any Company Registered Intellectual Property of the Company or any of the Company Subsidiaries;

(p) adopt a plan of complete or partial liquidation, dissolution or restructuring (including any material reductions in work force, lease terminations, restructuring of contracts or similar action), recapitalization or other reorganization of the Company (other than the Merger);

(q) sell, lease, license or otherwise transfer or dispose of, or create or incur any material Lien (other than Permitted Liens) on, any material Intellectual Property owned by the Company or any Company Subsidiary, except non-exclusive licenses granted by the Company or any Company Subsidiaries to any customer; or

(r) authorize, commit or agree to take any of the foregoing actions.

Section 4.02 No Frustration of Conditions. The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action (except as otherwise permitted by Sections 4.03 or 7.01) that would, or would reasonably be expected to, result in any condition to the Merger set forth in Article VI not being satisfied.

Section 4.03 No Solicitation. (a) The Company, the Company Subsidiaries and their respective directors and officers shall not, and the Company shall direct its and the Company Subsidiaries’ other Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage the submission of any Company Takeover Proposal, (ii) enter into any agreement or understanding with respect to any Company Takeover Proposal, (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate the making of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal or (iv) commit or agree to do any of the foregoing. The Company shall, and shall cause its Representatives to, immediately (i) cease all discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. Notwithstanding anything to the contrary contained in the foregoing or any other provision of this Agreement, prior to (x) in the event that the Shareholder Consent is executed and delivered to Parent in accordance with Section 5.01(b), 11:59 p.m. New York time on the date that is 30 calendar days following the date of this Agreement or (y) in the event that the Shareholder Consent is not delivered in accordance with Section 5.01(b) and this Agreement is not terminated by Parent pursuant to Section 7.01(g), the time the Company Shareholder Approval is obtained at the Company Shareholders’ Meeting (the “Shareholder Approval Time”), in response to a written, bona fide Company Takeover Proposal that did not result from a material breach of this Section 4.03(a) and that the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes or would reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (A) furnish information with respect to the Company to the Person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company also contemporaneously provides Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to the Company furnished to such other Person which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Company Takeover Proposal including soliciting the making of a revised Qualifying Company Takeover Proposal; provided, that the Company may only take the actions described in clauses (A) or (B) above, if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law.

(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to any Company Takeover Proposal (other than an Acceptable Confidentiality

Agreement entered into in accordance with Section 4.03(a)), or resolve, agree or publicly propose to take any such action. Notwithstanding anything to contrary in the foregoing or any other provision of this Agreement, at any time prior to (x) 11:59 p.m. New York time on the Written Consent End Date (in the event that the Shareholder Consent is executed and delivered to Parent in accordance with Section 5.01(b)) or (y) the Shareholder Approval Time (in the event that the Shareholder Consent is not delivered in accordance with Section 5.01(b) and this Agreement is not terminated by Parent pursuant to Section 7.01(g)), as applicable, the Company Board may, subject to compliance with this Section 4.03(b):

(i) in response to an Intervening Event, take or fail to take any of the actions specified in clause (A) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and

(ii) if the Company Board receives a Superior Company Proposal, terminate this Agreement pursuant to Section 7.01(f) in accordance with Section 7.04(b);

provided that, prior to so making an Intervening Event Adverse Recommendation Change, or so terminating this Agreement, (1) the Company Board shall have given Parent at least four calendar days’ prior written notice (such notice period, as it may be renewed pursuant to the terms of this proviso, the “Match Period”) of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, shall specify the identity of the Person who made such Superior Company Proposal and all of the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement), (2) the Company shall have negotiated, and shall have caused its Representatives to negotiate in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by the Company, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such Company Intervening Event Adverse Recommendation Change or to terminate this Agreement to accept a Superior Company Proposal would be inconsistent with its fiduciary duties under applicable Law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the material terms (including the form, amount and timing of payment of consideration) of such Superior Company Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in clause (1) of this proviso and a renewed notice period under clause (1) of this proviso shall commence (except that the four-calendar-day notice period referred to in clause (1) of this proviso shall instead be equal to three calendar days) during which time the Company shall be required to comply with the requirements of this Section 4.03(b) anew with respect to each such additional notice, including clauses (1) through (4) of this proviso. Regardless of whether there is an Adverse Recommendation Change, the Company Shareholders’ Meeting shall be held in accordance with the terms of this Agreement unless this Agreement shall have been terminated pursuant to Article VII.

(c) Nothing contained in this Section 4.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders), including making any “stop-look-and-listen” communication to the shareholders of the Company, or (ii) making any disclosure to its shareholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; provided that this Section 4.03(c) shall not be deemed to affect whether any such action (other than a recommendation against a Company Takeover Proposal or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9 promulgated under the Exchange Act) would otherwise constitute an Adverse Recommendation Change.

(d) In addition to the requirements set forth in paragraphs (a) and (b) of this Section 4.03, the Company shall, as promptly as practicable and in any event with 24 hours after receipt thereof, advise Parent orally and in writing of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that the Company reasonably believes could lead to or contemplates a Company Takeover Proposal and (ii) the terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including any subsequent amendments or modifications thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry, proposal or offer. Commencing upon the provision of any notice referred to above, the Company and its Representatives shall keep Parent informed on a reasonably prompt basis as to the status and details of any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent amendments or modifications thereto).

(e) For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(ii) “Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition, purchase or license in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of the Company or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, extraordinary dividend, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the shareholders of any Person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions.

(iii) “Intervening Event” means a material event, change, effect, development, condition or occurrence that affects or would be reasonably likely to affect the business, financial condition or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole, that (1) is not known by the Company Board as of the date of this Agreement or that, to the knowledge of the Company Board, was not reasonably foreseeable as of the date of this Agreement and (2) does not relate to a Company Takeover Proposal; provided, that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (x) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period, or any changes after the date of this Agreement in the market price or trading volume of Company Common Stock, (y) the reasonably foreseeable consequences of the announcement of this Agreement or (z) any event, fact or circumstance relating to or involving the Parent.

(iv) “Superior Company Proposal” means any written, bona fide Company Takeover Proposal received after the date hereof that if consummated would result in a Person or group (or the shareholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof) of the assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, on terms which the Company Board determines, in good faith, after consultation with outside counsel and a financial advisor, are, if consummated, more favorable from a financial point of view to the shareholders of the Company than the Transactions, taking into account all financial, legal, financing, regulatory and other aspects of such Company Takeover Proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent and any fees to be paid by the Company for terminating this Agreement); provided, that a Company Takeover Proposal may only be a “Superior Company Proposal” if, at the time of the Company Board’s determination, either the Company Board has received executed commitment letters in respect of any financing required to consummate the transaction contemplated by such Company Takeover Proposal, or if no such commitment letters have been provided, the Company Board has determined in good faith that the Person making such Company Takeover Proposal is reasonably capable of financing the proposed transaction without third party financing that is based upon the financial statements of the Company and the Company Subsidiaries.

Wherever the term “group” is used in this Section 4.03(e)(i)-(iv), it is used as defined in Rule 13d-5 under the Exchange Act.

ARTICLE V

Additional Agreements

Section 5.01 Shareholder Consent; Preparation of Proxy Statement; Shareholders Meeting. (a) As promptly as practicable after the execution of this Agreement, the Company shall, with the assistance of Parent (i) in the event that the Shareholder Consent is delivered to the Company in accordance with Section 5.01(b), prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act related to the Merger and this Agreement (as amended or supplemented from time to time, the “Information Statement”), or (ii) in the event that the Shareholder Consent is not delivered to the Company in accordance with Section 5.01(b) and this Agreement is not terminated by Parent pursuant to Section 7.01(g), prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the shareholders of the Company relating to the meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”) to be held to consider the adoption of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the Information Statement or Proxy Statement, as applicable, cleared by the SEC as promptly as practicable after such filing (including by responding to comments of the SEC). Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Information Statement or Proxy Statement, as applicable. As promptly as practicable after the Information Statement or Proxy Statement, as applicable, shall have been cleared by the SEC (or after 10 calendar days have passed since the filing of the preliminary Information Statement or Proxy Statement, as applicable, with the SEC without notice from the SEC of its intent to review the Information Statement or the Proxy Statement), the Company shall cause the Information Statement or Proxy Statement, as applicable, to be mailed to its shareholders and to be filed as required. Notwithstanding the foregoing, prior to filing or mailing the Information Statement or Proxy Statement, as applicable (or any amendment or supplement thereto, as applicable) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Parent. If, at any time prior to the date that is 20 calendar days after the Information Statement is first mailed to the Company’s shareholders, any information relating to the Company, Parent or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Information Statement or Proxy Statement, as applicable, so that the Information Statement or Proxy Statement, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(b) Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s shareholders, the Company shall submit a form of irrevocable written consent attached hereto as Exhibit C to record holders of at least 50.1% of the outstanding shares of Company Common Stock (such written consent, as duly executed and delivered by all such record holders, the “Shareholder Consent”). As soon as practicable upon receipt of the Shareholder Consent, the Company will provide Parent with a copy of such Shareholder Consent, certified as true and complete by an executive officer of the Company. In connection with the Shareholder Consent, the Company shall take all actions necessary to comply, and shall comply in all respects, with the PBCL, including Section 2524 thereof, the Company Certificate and the Company Bylaws.

(c) Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, shall adopt this Agreement.

(d) In the event that the Shareholder Consent is not delivered in accordance with Section 5.01(b) and this Agreement is not terminated by Parent pursuant to Section 7.01(g), (i) unless the Board of Directors of the Company has made an Adverse Recommendation Change, the Company Board Recommendation shall be included in the Proxy Statement and (ii) the Company shall duly take all lawful action to call, give notice of, convene and hold the Company Shareholders’ Meeting on a date as soon as reasonably practicable following the date hereof for the purpose of obtaining the Company Shareholder Approval and, subject to any Adverse Recommendation Change that the Board of Directors of the Company may make, shall take all lawful action to solicit the adoption of this Agreement by such shareholders.

Section 5.02 Access to Information; Confidentiality. Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives, reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the Effective Time or the termination of this Agreement to all their respective properties, assets, books and records, Contracts, permits, documents, information, directors, officers and employees and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent all information concerning its business, properties, customers and personnel as Parent may reasonably request; provided, that any such access shall be afforded and information shall be furnished at Parent’s expense. Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party, (b) such information relates to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction involving the sale of the Company to, or combination of the Company with, any other Person, or (c) the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries, or violate applicable Law; provided, that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality letter agreement dated March 3, 2015 between the Company and SA (the “Confidentiality Agreement”).

Section 5.03 Reasonable Best Efforts; Notification. (a) Subject to Section 5.03(c) of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, and notwithstanding any Adverse Recommendation Change, the Company and the Company Board shall (A) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if any Takeover Statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b) Parent and the Company shall, in consultation and cooperation with the other, file (i) with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Merger or any of the other Transactions as promptly as practicable (but in no event later than ten business days after the date of this Agreement) and (ii) all appropriate filings, notices, applications or similar documents required under any Foreign Antitrust Law as promptly as practicable (but in no event later than ten business days after the date of this Agreement). Any such filings shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Antitrust Laws, as the case may be. Each of Parent and the Company shall (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any Foreign Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable. Any such additional information shall be in substantial compliance with the requirements of the HSR Act or the applicable Foreign Antitrust Law, as the case may be. Parent agrees not to extend, directly or indirectly, any waiting period under the HSR Act or any Foreign Antitrust Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the Company, which consent may be withheld in its sole discretion. Notwithstanding anything to the contrary herein, Parent and the Company shall have joint control over all communications and strategy relating to obtaining all approvals, Consents, waivers, registrations, permits, Authorizations and other confirmations under the HSR Act and any Foreign Antitrust Law from any Governmental Entity or other third party in connection with consummating the Merger and the other transactions contemplated by this Agreement or to any litigation arising therefrom under the HSR Act or any Foreign Antitrust Law; provided, however, that Parent and the Company shall consult in advance with the other party and in good faith take the other party’s views into account regarding the overall strategic direction of any such approval process, as applicable, and consult with the other party prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such approvals, as applicable.

(c) Notwithstanding anything to the contrary in this Agreement, each of Parent, Merger Sub and the Company agrees to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, Consents, approvals and waivers under the HSR Act or any Foreign Antitrust Law that may be required by any Governmental Entity, so as to enable the parties to close the Transactions as promptly as practicable (and in any event no later than the Outside Date), including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or the Company or any of their respective subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective subsidiaries (each a “Remedial Action”); provided that (x) the Company shall not be obligated to agree to, commit or effect, any Remedial Action unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the

Transactions and (y) Parent and its subsidiaries shall not be required to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take any Remedial Action, or commit to take any Remedial Action, or agree to any Remedial Action, that would, or would reasonably be expected to, have a material adverse effect on the business, results of operations, or financial condition of either (x) SA and its subsidiaries (but not including the Company and the Company Subsidiaries) or (y) the Company and the Company Subsidiaries, (in each case of (x) and (y), measured on a scale relative to the Company and the Company Subsidiaries, taken as a whole) (a “Burdensome Condition”). In the event that any litigation or other administrative or judicial action or Proceeding is commenced, threatened or is foreseeable challenging any of the Transactions and such litigation, action or Proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Transactions, Parent shall use its reasonable best efforts to take any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or Proceeding and each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, Judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions as promptly as practicable (and in any event no later than the Outside Date); provided, that Parent shall not be required to, and the Company shall not, without the prior written consent of Parent, take any action under this sentence that would, or would reasonably be expected to, result in the imposition of a Burdensome Condition.

Section 5.04 Equity Awards. (a) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to effect the following:

(i) Cashout Company Stock Options. At the Effective Time, each Cashout Company Stock Option outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Cashout Company Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Merger Consideration minus (2) the exercise price per share of Company Common Stock subject to such Cashout Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Cashout Company Stock Option immediately prior to the Effective Time (such amount, the “Cashout Option Amount”)

(ii) NEO Equity Awards. At the Effective Time, each NEO’s equity awards shall automatically be cancelled and converted into the right to receive an NEO Converted Cash Award, which NEO Converted Cash Award will, subject to the NEO’s continued employment with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest and be payable with respect to one-half of the NEO Converted Cash Award as soon as practicable following the Closing Date and, thereafter, one-quarter on each subsequent Payment Date. Notwithstanding the foregoing, in the event that an NEO incurs a Qualifying Termination or dies, in each case following the Effective Time, any theretofore unpaid portion of such holder’s NEO Converted Cash Award shall vest and be paid to such holder (or beneficiary, in the case of death) no later than ten days after the date of such Qualifying Termination or death, as applicable.

(iii) Non-NEO Equity Awards.

(1) Non-NEO Company Performance Share Awards. At the Effective Time, each Non-NEO’s Company Performance Share Awards outstanding immediately prior to the Effective Time shall be converted into a right to receive a performance share award with respect to that number of shares of Parent Common Stock, determined by multiplying the target number of shares of Company Common Stock subject to such Non-NEO Company Performance Share Award by the Non-NEO Company Performance Share Award Exchange Ratio, rounded up the nearest whole share if the resulting number yields one-half or more of a share (a “Non-NEO Converted Performance Share Award”). Each Non-NEO Converted Performance Share Award shall be subject to the performance metrics, service conditions, and other terms and conditions of the applicable performance share award plan of Cap Gemini S.A. then in effect and shall, assuming the achievement of the applicable performance metrics, vest and be payable with respect to one-quarter of the Non-NEO Converted Performance Share Award on the first, second, third and fourth anniversaries of the Closing Date; provided, if there is no performance share award plan in effect as of the applicable Payment Date, or if there is an insufficient number of shares available under such performance plan, the Non-NEO Converted Performance Share Award shall be settled in cash but otherwise be subject to the same service and performance vesting conditions described above.

(2) Non-NEO Company Restricted Shares. At the Effective Time, each Non-NEO’s Company Restricted Shares shall automatically be cancelled and converted into the right to receive a Non-NEO Restricted Share Converted Cash Award, which Non-NEO Restricted Share Converted Cash Award will, subject to the Non-NEO’s continued employment with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest on the same schedule as set forth in the award agreement governing the applicable Company Restricted Share. Notwithstanding the foregoing, in the event that a Non-NEO incurs a Qualifying Termination or dies, in each case following the Effective Time, any theretofore unpaid portion of such holder’s Non-NEO Restricted Share Converted Cash Award shall vest and be paid to such holder (or beneficiary, in the case of death) no later than ten days after the date of such Qualifying Termination or death, as applicable.

(3) Non-NEO Company Stock Options. At the Effective Time, each Non-NEO’s Company Stock Options that are not Cashout Company Stock Options shall automatically be cancelled and converted into the right to receive a Non-NEO Stock Option Converted Cash Award, which Non-NEO Stock Option Converted Cash Award will, subject to the Non-NEO’s continued employment with the Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates, vest on the same schedule as set forth in the award agreement governing the applicable Company Stock Option. Notwithstanding the foregoing, in the event that a Non-NEO incurs a Qualifying Termination or dies, in each case following the Effective Time, any theretofore unpaid portion of such holder’s Non-NEO Stock Option Converted Cash Award shall vest and be paid to such holder (or beneficiary, in the case of death) no later than ten days after the date of such Qualifying Termination or death, as applicable.

(iv) Company RSUs. At the Effective Time, each Company RSU held by a non-employee member of the Company Board outstanding immediately prior to the Effective Time shall be canceled, with the holder of such Company RSU becoming entitled to receive, a lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Merger Consideration (such amount, the “RSU Amount”).

(b) For the avoidance of doubt and for purposes of clarity, (i) the portion of the NEO Converted Cash Awards attributable to Non-Cashout Company Stock Options shall be paid prior to any portion of such individual’s NEO Converted Cash Award attributable to Company Performance Share Awards and Company Restricted Shares (and, only for those NEOs who are U.S. taxpayers, to the extent any such portion of such individual’s NEO Converted Cash Award would be payable after the date on which such Non-Cashout Company Stock Option would have otherwise vested pursuant to its terms, such portion shall instead be paid on such original vesting date) and (ii) in lieu of paying Converted Cash Awards in cash, Parent shall have the option to deliver any portion of a Converted Cash Award in fully vested shares of Parent Common Stock having a Fair Market Value equal to the value of the corresponding Converted Cash Award that Parent so elects to not pay in cash.

(c) All amounts payable pursuant to this Section 5.04 shall be subject to any required withholding of Taxes and shall be paid without interest.

(d) Subject to this Section 5.04 promptly following the Closing (but in no event later than five business days following the Closing), (i) Parent shall, or shall cause the Surviving Corporation to, pay through its payroll systems the applicable Cashout Option Amounts, and NEO Converted Cash Awards to the former holders of Company Stock Options, and Company Restricted Shares who remain employees of Parent or one of its Subsidiaries (including the Surviving Corporation) at the time of such payment and (ii) Parent shall cause the Paying Agent to pay, in accordance with the applicable provisions of this Section 5.04, the applicable Cashout Option Amounts, NEO Converted Cash Awards, and RSU Amounts to the former holders of Company Stock Options, Company Restricted Shares, and Company RSUs who are not eligible to be paid through the Surviving Corporation’s or Parent’s payroll systems. For the avoidance of doubt, Parent shall take all steps necessary to enable and shall cause the Surviving Corporation to provide to the Paying Agent, immediately after the Effective Time, cash necessary to pay the applicable Cashout Option Amounts, NEO Converted Cash Awards, and RSU Amounts to the former holders of Company Stock Options, Company Restricted Shares, and Company RSUs who are not eligible to be paid through the Surviving Corporation’s or Parent’s payroll systems (and such cash shall constitute part of the Payment Fund).

(e) For purposes of this Agreement:

(i) “Cashout Company Stock Option” means each Company Stock Option (i) that has vested pursuant to its terms immediately prior to the Effective Time or (ii) that is held by a non-employee member of the Company Board.

(ii) “Cause” shall have the meaning set forth on Section 5.04(d) of the Company Disclosure Letter.

(iii) “Company Performance Share Awards” means all performance share awards payable in shares of Company Common Stock subject to performance-based vesting or delivery requirements, whether granted under a Company Stock Plan or otherwise.

(iv) “Company Restricted Share” means any share of Company Common Stock subject to vesting or forfeiture, whether granted under a Company Stock Plan or otherwise.

(v) “Company RSU” means any restricted share unit held by a non-employee director and payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(vi) “Company Stock Option” means any option to purchase Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(vii) “Company Stock Plan” means the Company’s Amended and Restated 2006 Stock Incentive Plan.

(viii) “Converted Cash Award” means each NEO Converted Cash Award, each Non-NEO Restricted Share Converted Cash Award, and each Non-NEO Stock Option Converted Cash Award.

(ix) “Fair Market Value” means, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below: (a) the closing price of shares of Parent Common Stock on Euronext Paris (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and the Parent) expressed in U.S. dollars at the dollar-euro conversion rate published by the European Central Bank at the close of business on the applicable Payment Date or (b) if the Parent Common Stock is not traded, listed or otherwise reported or quoted, the Board of Directors of Parent will determine in good faith the Fair Market Value in whatever manner it considers appropriate, taking into account, where applicable, the requirements of Section 409A of the Code.

(x) “Good Reason” shall have the meaning set forth on Section 5.04(d) of the Company Disclosure Letter.

(xi) “NEO” means each individual whose name is set forth on Section 5.04(d)(i) of the Company Disclosure Letter

(xii) “NEO Converted Cash Award” means, with respect to each NEO, an amount in cash equal to the sum of (1) (A) the excess, if any, of (i) the Merger Consideration minus (ii) the exercise price per share of Company Common Stock subject to such NEO’s Non-Cashout Company Stock Options, multiplied by (B) the number of shares of Company Common Stock subject to such NEO’s Non-Cashout Company Stock Options immediately prior to the Effective Time, (2) (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such NEO’s Company Restricted Shares immediately prior to the Effective Time and (3) (A) the Merger Consideration multiplied by (B) the total number of shares of Company Common Stock that would be delivered to such NEO with respect to such NEO’s Company Performance Share Awards based on the achievement of the target performance goals applicable to such award (assuming the satisfaction of all other conditions to such delivery).

(xiii) “Non-Cashout Company Stock Option” means each Company Stock Option that is not a Cashout Company Stock Option.

(xiv) “Non-NEO” means each individual who is not an NEO.

(xv) “Non-NEO Company Performance Share Award Exchange Ratio” means, (a) the Merger Consideration divided by (b) the closing price for April 24, 2015 of shares of Parent Common Stock on Euronext Paris (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and the Parent) expressed in U.S. dollars at the dollar-euro conversion rate published by the European Central Bank at the close of business on April 24, 2015.

(xvi) “Non-NEO Restricted Share Converted Cash Award” means, with respect to each Non-NEO, an amount in cash equal to (A) the Merger Consideration, multiplied by (B) the number of shares of Company Common Stock subject to such Non-NEO’s Company Restricted Shares immediately prior to the Effective Time.

(xvii) “Non-NEO Stock Option Converted Cash Award” means, with respect to each Non-NEO, an amount in cash equal to (A) the excess, if any, of (i) the Merger Consideration minus (ii) the exercise price per share of Company Common Stock subject to such Non-NEO’s Non-Cashout Company Stock Options, multiplied by (B) the number of shares of Company Common Stock subject to such Non-NEO’s Non-Cashout Company Stock Options immediately prior to the Effective Time.

(xviii) “Parent Common Stock” means shares of SA common stock.

(xix) “Payment Date” means each of (i) the Closing Date, (ii) the first anniversary of the Closing Date and (iii) the second anniversary of the Closing Date.

(xx) “Qualifying Termination” means termination of a holder’s employment (i) by the Parent, the Surviving Corporation or any of their respective Affiliates without Cause or (ii) by the holder for Good Reason.

Section 5.05 Employee Matters. (a) From and after the Effective Time and for a period of one year following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time and who continues employment with Parent, the Surviving Corporation or any Company Subsidiary (each, a “Company Employee”) (i) salary and incentive opportunities (excluding equity-based compensation) that are no less favorable in the aggregate than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time and (ii) employee benefits that are no less favorable in the aggregate than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Closing Date. Without limiting the generality of the foregoing, during the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide any Company Employee who experiences a termination of employment under circumstances that would have entitled such Company Employee to severance benefits under a severance plan or policy of the Company or its affiliates applicable to such Company Employee immediately prior to the Closing Date with severance benefits at a level substantially as favorable as what would have been provided under such severance plan or policy.

(b) Following the Continuation Period, the Company Employees shall be entitled to participate in the plans of the Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly situated employees of Parent, the Surviving Corporation and their respective affiliates. In addition, and without limiting the generality of the foregoing, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all Surviving Corporation Plans to the same extent as other similarly situated employees of the Parent, the Surviving Corporation and their respective affiliates and to the extent coverage under any such plan replaces coverage under a comparable benefit plan in which such Company Employee participates immediately prior to the Effective Time.

(c) Without limiting the generality of Section 5.05(a), from and after the Closing Date, Parent shall or shall cause the Surviving Corporation to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other Company Benefit Agreement between the Company and any Company Employee) maintained by the Company or any Company Subsidiaries, in each case, as in effect at the Closing Date, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event) in accordance with their terms.

(d) With respect to all Surviving Corporation Plans, including any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective Subsidiaries (including any vacation, paid time-off and severance plans), for the purpose of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of their respective subsidiaries; provided that such service need not be recognized under any defined benefit pension plan or any retiree medical plan to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e) With respect to any welfare benefit plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation to use commercially reasonable efforts to, (i) waive or cause to be waived any limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding and comparable welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements for such year to the extent applicable under any such plan in which they will be eligible to participate.

(f) With respect to any Company Employees based outside of the United States, Parent’s obligations under this Section 5.05 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(g) The provisions of this Section 5.05 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other Person (including any beneficiary or dependent thereof) shall be a third-party beneficiary of this Agreement (except to the extent provided in Section 8.07 with respect to Section 5.06), and no provision of this Section 5.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any employee program or any plan or arrangement of Parent or any of its subsidiaries.

Section 5.06 Indemnification. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Articles, the Company Bylaws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries that is in effect as of the date of this Agreement and that has been made available to Parent (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of this Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 5.06(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual Proceeding, whether civil or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), Judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding; provided, that any expenses advanced to an Indemnified Party pursuant to this sentence shall be paid by Parent within 20 calendar days following receipt of a reasonably detailed request therefor, together with an undertaking by such Indemnified Party to repay all amounts so advanced in the event it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification). None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.06(b) shall continue in full force and effect for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Merger and ending six years from the Effective Time; provided that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c) At or prior to the Effective Time, the Company or Parent (following reasonable consultation with the Company and with the Company’s assistance and cooperation) may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Effective Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided that the aggregate cost of any such “tail” insurance policies shall not exceed 350%

of the aggregate annual premium paid by the Company for the Existing D&O Policies (which amount the Company represents and warrants is set forth in Section 5.06(b) of the Company Disclosure Letter). If such “tail” insurance policies have been obtained, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all of its obligations thereunder to be honored by it and the Surviving Corporation. In the event that such “tail” insurance policies are not obtained, then, for the period beginning upon the Effective Time and ending six years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 350% of the annual premium paid by the Company for the Existing D&O Policies; provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policies available for an annual premium equal to such amount; and provided further that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party.

(d) In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.06.

(e) The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.06 applies without the consent of such affected Indemnified Party. The provisions of this Section 5.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Insured Party in enforcing the indemnity and other obligations provided in this Section 5.06.

Section 5.07 Fees and Expenses. (a) Except as set forth in Section 5.02, Section 5.06, this Section 5.07 and Section 5.09, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall pay to Parent a fee of $161,280,000 (the “Company Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 7.01(f);

(ii) Parent terminates this Agreement pursuant to Section 7.01(c); or

(iii) after the date of this Agreement, a Company Takeover Proposal is publicly proposed or announced or made known to the Company Board (whether or not conditional and whether or not withdrawn) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(i) or Section 7.01(h) or by Parent pursuant to Section 7.01(d) or Section 7.01(g) and (B) within twelve months after such termination the Company enters into a definite agreement to consummate, or consummates, a Company Takeover Proposal.

For purposes of this Section 5.07(b), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 4.03(e) except that all references to 20% shall be deemed references to 50%. Any fee due under this Section 5.07(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within two business days of the consummation of such Company Takeover Proposal. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) Acceptance by Parent of the fee due under Section 5.07(b)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 7.01(f). In the event the Company Termination Fee described in this Section 5.07 is paid to Parent, such Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee, none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, however, that the foregoing shall not apply to any loss suffered as a result of any fraud by the Company or any Company Subsidiary, or any Willful and Material breach by the Company or any Company Subsidiary of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(d) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(h) or by Parent pursuant to Sections 7.01(g), then, in each case, the Company shall pay Parent or its designees by wire transfer of same day funds, as promptly as possible (but in any event within two business days) following the delivery by Parent of an invoice therefor, all reasonably documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective affiliates in connection with the Transactions (not to exceed $20,000,000) (the “Parent Expenses”). To the extent either Parent or the Company terminates pursuant to Section 7.01(h) or Parent terminates pursuant to Sections 7.01(d) or 7.01(g), and thereafter the Company becomes obligated to pay Parent the Company Termination Fee pursuant to Section 5.07(b)(iii) after having paid Parent any amount in Parent Expenses pursuant to this Section 5.07(d), the Company shall be obligated to pay only such portion of the Company Termination Fee that exceeds the amount paid by the Company to Parent in Parent Expenses pursuant to this Section 5.07(d).

(e) Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with Section 5.17, other than any of the foregoing that result from fraud or intentional misconduct by the Company or the Company Subsidiaries. Promptly following termination of this Agreement, Parent shall reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with Section 5.17.

Section 5.08 Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange and except as contemplated, permitted or required by Section 4.03. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. This Section 5.08 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement.

Section 5.09 Transfer Taxes. Except as provided in Section 2.08(b) of this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes that are filed prior to the Effective Time.

Section 5.10 Shareholder Litigation. Until the termination of this Agreement in accordance with Article VII, the Company shall provide Parent an opportunity to participate in, but not control, the defense or settlement of (which shall include the right to review and to propose comments to all material filings or responses to be made by the Company in connection with) any shareholder litigation against the Company and its directors relating to any Transaction, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent to any material filings or responses made in connection with such litigation. Notwithstanding anything to the contrary in this Agreement, in no event shall the Company enter into, agree to or disclose any full or partial settlement with respect to such shareholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned; provided that Parent shall not be obligated to consent to any settlement that would result in the imposition of any equitable relief or restriction on the business or operations of the Company or any of the Company Subsidiaries or affiliates or that does not contain a full release of Parent and its affiliates. Each of Parent and the Company shall notify the other promptly of the commencement of any such shareholder litigation of which it has received notice and keep the other party reasonably informed with respect to the status of any such shareholder litigation.

Section 5.11 Rule 16b-3 Matters. The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.12 Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.13 Stock Exchange De-listing. The Surviving Corporation shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 5.14 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

Section 5.15 CFIUS Approval. Notwithstanding anything to the contrary in this Agreement, Parent and the Company shall, and shall cause their respective affiliates to, take any and all steps necessary to obtain CFIUS Approval, including by, promptly after the date hereof making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA (and in any event, no later than (i) 10 business days after the date of this Agreement, or as otherwise agreed among the parties hereto or their respective advisors after consultation with CFIUS, in respect of the filing of a draft joint voluntary notice to CFIUS and (ii) promptly after receipt of all comments to the draft joint voluntary notice from CFIUS in respect of a final joint voluntary notice to CFIUS), and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions; provided that (x) the Company shall not be obligated to agree to, commit or effect, any Remedial Action unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the Transactions and (y) Parent and its subsidiaries shall not be required to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, take any Remedial Action, or commit to take any Remedial Action, or agree to any Remedial Action contemplated in this Section 5.15 that would, or would reasonably be expected to be a Burdensome Condition.

Section 5.16 Notification of Certain Actions.

(a) The Company shall promptly notify Parent of (i) any inaccuracy of any representation or warranty of the Company contained herein in any material respect at any time during the term hereof and (ii) any failure of the Company (or the Company Subsidiaries) to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in the case of each of clauses (i) and (ii), if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Transactions set forth in Article VI to fail to be satisfied ; provided that the delivery of any notice pursuant to this Section 5.16 shall not affect or be deemed to modify any representation or warranty (or cure any inaccuracy thereof) of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder.

(b) Parent shall promptly notify the Company of (i) any inaccuracy of any representation or warranty of Parent contained herein in any material respect at any time during the term hereof and (ii) any failure of Parent (or its subsidiaries) to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it hereunder, in the case of each of clauses (i) and (ii), if and only to the extent that such inaccuracy, or such failure, would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Transactions set forth in Article VI to fail to be satisfied; provided that the delivery of any notice pursuant to this Section 5.16 shall not affect or be deemed to modify any representation or warranty (or cure any inaccuracy thereof) of Parent and Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Transactions or the remedies available to the parties hereunder.

Section 5.17 Repayment of Existing Indebtedness.

(a) If requested by Parent in writing, the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause each of the Company Subsidiaries to, commence, as promptly as reasonably practicable after the receipt of a written request from Parent to do so, one or more tender, exchange or change of control offers for, and any related consent solicitations with respect to, the Company’s 4.75% Senior Notes due 2019 (the “Company Notes”) on such terms and conditions as specified and reasonably requested by Parent, including any extension or amendment that may reasonably be requested by Parent, all in compliance with all applicable terms and conditions of the indenture governing the Company Notes (the “Company Notes Indenture”) and applicable Law (any such offer or consent solicitation, a “Company Notes Offer”); provided that (i) Parent shall have timely provided the Company with the applicable offer to purchase, the related letter of transmittal (if applicable) and other related documents (collectively, the “Offer Documents”) and (ii) the closing of the Company Notes Offer shall be conditioned on the Closing. The Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Company Subsidiaries and the Company’s Representatives to, provide cooperation reasonably requested by Parent in connection with Parent’s efforts to effect any Company Notes Offer. Parent shall ensure that at the Effective Time, the Surviving Corporation shall have all funds necessary to pay any consideration required to be paid in connection with any Company Notes Offer on the Closing Date.

(b) If requested by Parent in writing, the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause each of the Company Subsidiaries to, take any actions requested by Parent that are reasonably necessary or advisable for the payoff, satisfaction, discharge and/or defeasance of the Company Notes and the Company Notes Indenture, and shall pay-off, redeem or satisfy, discharge and/or defease, as applicable, the Company Notes in accordance with and pursuant to the terms of the Company Notes Indenture (the “Company Notes Payoff”), including taking any action reasonably necessary or advisable to obtain evidence therefor; provided that any such action described above shall not be required unless it can be conditioned on the occurrence of the Closing; provided further that (i) Parent shall ensure that at the Effective Time, the Surviving Corporation shall have all funds necessary to effect the Company Notes Payoff and (ii) at the Closing, Parent, or the Company at the direction of Parent, shall deposit, or cause to be deposited, with the appropriate trustee, agent or other recipient, funds sufficient to actually effect such payoff, redemption, satisfaction, discharge and/or defeasance. The Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Company Subsidiaries and the Company Representatives to, provide cooperation reasonably requested by Parent in connection with Parent’s efforts to effect any Company Notes Payoff.

(c) In the event that the Company commences a Company Notes Offer, the Company covenants and agrees that, promptly following any related early consent period or consent solicitation expiration date, assuming the requisite consents are received, each of the Company and the Company Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee or agent to) execute a supplemental indenture or amendment to the Company Notes Indenture, which shall implement the amendments described in the Offer Documents, subject to the terms and conditions of this Agreement (including the conditions to the Company Notes Offer) and the Company Notes Indenture. The effectiveness of such supplemental indenture or amendment shall be conditioned on the occurrence of the Closing.

(d) Parent shall prepare all necessary and appropriate documentation in connection with any Company Notes Offer or Company Notes Payoff, including the Offer Documents, as applicable and the Company shall have a reasonable opportunity to review and comment upon such documents. The parties hereto shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of any Offer Documents, other appropriate documents and any amendment or supplement thereto (including as described below). The Company shall use its commercially reasonable efforts to, to the extent requested, keep Parent reasonably informed regarding the status, results and timing of any Company Notes Offer. If, at any time prior to the completion of any Company Notes Offer, the Company or any of the Company Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Offer Documents so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Company Notes.

(e) In connection with any Company Notes Offer and any Company Debt Payoff, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith and the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause the Company Subsidiaries to, enter into customary agreements with such parties so selected; provided that neither the Company nor any of the Company Subsidiaries shall be required to indemnify, defend or hold harmless, or pay the fees or reimburse the costs and expenses of, any such party.

(f) Parent intends to repay the Bank Facilities at or promptly following Closing. If Parent determines not to repay the Bank Facilities, the Company will (and will cause the Company Subsidiaries to) reasonably cooperate with Parent in Parent’s efforts to negotiate either the refinancing or the waivers required to keep the Bank Facilities outstanding following Closing; provided that any such action described above shall not be effected unless it is conditioned on the occurrence of the Closing.

(g) All reasonable and documented out-of-pocket fees and expenses incurred by the Company and the Company Subsidiaries pursuant to this Section 5.17 shall be reimbursed by Parent if the Closing shall not occur.

(h) Notwithstanding anything in this Agreement to the contrary, neither the pendency or consummation of any transaction contemplated by this Section 5.17 will be a condition to Parent’s or Merger Sub’s obligations to consummate the Merger.

Section 5.18 Termination of Affiliate Arrangements. The Company shall, and shall cause each Company Subsidiary to, immediately prior to Closing, execute and deliver such releases, termination agreements and discharges as are necessary to terminate all significant arrangements, commitments, contracts and understandings, set forth on Section 5.18 of the Company Disclosure Letter, among the Company or any of the Company Subsidiaries, on the one hand, and any of their affiliates (other than the Company and the Company Subsidiaries), on the other hand.

ARTICLE VI

Conditions Precedent to the Merger

Section 6.01 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Legal Restraints. No Judgment issued by any Governmental Entity of competent jurisdiction or Law or other legal prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger or imposing a Burdensome Condition shall be in effect; provided that the party seeking to assert this condition shall have complied with its obligations under Section 5.03 in respect of any such Legal Restraint.

(c) CFIUS Approval. The parties shall have obtained CFIUS Approval.

(d) Information Statement. If the Company Shareholder Approval is obtained by means of the Shareholder Consent, then the Information Statement shall have been mailed to the Company’s shareholders in accordance with Section 5.01 and Section 14C of the Exchange Act at least 20 calendar days prior to the Closing Date.

(e) Antitrust. Any waiting period under the HSR Act and any Foreign Antitrust Law of any jurisdiction listed on Section 6.01(e) of the Company Disclosure Letter (the “Required Jurisdictions”) applicable to the consummation of the Merger shall have expired or been terminated and all Consents or approvals required to consummate the Merger under any Foreign Antitrust Law in any Required Jurisdiction shall have been obtained.

(f) No Litigation. There shall be no pending Proceeding commenced by a Governmental Entity in (i) a United States District Court or (ii) a court in Canada that, in each case, is seeking a Judgment that challenges or seeks to enjoin the Merger under the antitrust laws of the U.S. or Canada, as applicable.

Section 6.02 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Article II (other than those set forth in Sections 2.02(a)-(d) and Section 2.08(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except to the extent such representations and warranties expressly relate to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”, it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (G) of the definition of “Company Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this clause (ii)(A)), (B) the representations and warranties of the Company set forth in Section 2.02(a)-(d) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except to the extent such representations and warranties expressly relate to a specified date (in which case on and as of such specified date), and (C) the representations and warranties of the Company set forth in Section 2.08(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except to the extent such representations and warranties expressly relate to a specified date (in which case on and as of such specified date);

(ii) Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(d) Antitrust. Any waiting period under the HSR Act and any Foreign Antitrust Law of any Required Jurisdiction applicable to the consummation of the Merger shall have expired or been terminated and all Consents or approvals required to consummate the Merger under any Foreign Antitrust Law in any Required Jurisdiction shall have been obtained, in each case, without the imposition of a Burdensome Condition.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained herein that are qualified as to materiality shall be true and correct (as so qualified), and the representations and warranties of Parent and Merger Sub contained herein that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

Section 6.04 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Effective Time has not occurred on or before October 26, 2015 (the “Outside Date”); provided that, if on such Outside Date all of the conditions to Closing set forth in Sections 6.01, 6.02 and 6.03 shall have been satisfied or waived other than (A) the conditions set forth in Sections 6.01(e), 6.01(f) and Section 6.02(d), (B) the conditions set forth in Section 6.01(b) (as they relate to the conditions set forth in Section 6.01(e)) and (C) those conditions that are by their nature to be satisfied at the Closing, then the Outside Date shall be extended from October 26, 2015 to April 26, 2016 (in the case of any such extension, such date shall then be the “Outside Date”); provided further that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the failure to consummate the Merger is primarily due to a material breach of this Agreement such party; or

(ii) if any Legal Restraint permanently preventing or prohibiting the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied in all material respects with its obligations under Section 5.03 in respect of any such Legal Restraint;

(c) by Parent, in the event an Adverse Recommendation Change has occurred;

(d) by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in Section 6.02(a) and Section 6.02(b) and (ii) cannot be or has not been cured prior to the earlier of (x) 30 calendar days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(e) by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 calendar days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(f) by the Company in accordance with Section 7.04(b).

(g) by Parent, if the Shareholder Consent, duly executed by the Persons set forth on Section 7.01 of the Company Disclosure Letter and representing at least 50.1% of the outstanding shares of Company Common Stock, shall not have been delivered to Parent and the Company within one (1) hour following the time of execution of this Agreement; or

(h) by either Parent or the Company, if the Company Shareholder Approval has not been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, that neither Parent nor the Company may terminate this Agreement pursuant to this clause (h) if the Shareholder Consent has been executed and delivered to Parent and the Company pursuant to Section 5.01(b).

Section 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except to the extent that such termination results from fraud by a party or the Willful and Material Breach by a party of any representation, warranty or covenant set forth in this Agreement, which fraud or Willful and Material Breach, and liability therefor, shall not be affected by termination of this Agreement or any payment of the Company Termination Fee pursuant to Section 5.07(b) or Parent Expenses pursuant to Section 5.07(d)), other than provisions of Section 2.19, Section 3.06, the last sentence of Section 5.02, Section 5.07, this Section 7.02 and Article VIII, which provisions shall survive such termination.

Section 7.03 Amendment; Extension; Waiver. (a) This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Notwithstanding the foregoing, (A) after receipt of the Company Shareholder Approval, there shall be made no amendment, extension or waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (B) no amendment shall be made to this Agreement after the Effective Time.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.04 Procedure for Termination, Amendment, Extension or Waiver. (a) A termination of this Agreement pursuant to Section 7.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 7.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. Termination of this Agreement pursuant to Section 7.01 shall not require the approval of the shareholders of the Company.

(b) The Company may terminate this Agreement pursuant to Section 7.01(f) only if, prior to 11:59 p.m. New York City time on the Written Consent End Date or the Company Shareholder Approval Time, as applicable, (i) the Company Board has received a Superior Company Proposal that did not primarily result from a breach of the Company’s obligations under Section 4.03, (ii) the Company Board has complied with the provisions of Section 4.03, (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 5.07 that is payable if this Agreement is terminated pursuant to Section 7.01(f) and (iv) substantially concurrently with the termination of this Agreement, the Company enters into a binding agreement in respect of the Superior Proposal.

ARTICLE VIII

General Provisions

Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time; provided, that, notwithstanding the foregoing, (x) any provisions of the Confidentiality Agreement that conflict with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions in the Confidentiality Agreement shall terminate and no longer have effect following the execution of this Agreement.

Section 8.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by registered or certified mail (postage prepaid, return receipt requested), or by email to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to

Cap Gemini S.A.
Place de l’Etoile
11, rue de Tilsitt
75017 Paris, France
	Attention:	Isabelle Roux-Chenu, Group General Counsel
Pierre Yves Cros, Chief Development Officer
	Email:	isabelle.roux-chenu@capgemini.com
pierre-yves.cros@capgemini.com

and

Capgemini North America, Inc.
623 Fifth Avenue, 33rd Floor
New York, NY 10022
	Attention:	Michael Chayet, General Counsel North America
Robert Cowell, Director of Tax - U.S.
	Email:	michael.chayet@capgemini.com
robert.cowell@capgemini.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
USA
	Attention:	Howard L. Ellin
C. Michael Chitwood
	Email:	howard.ellin@skadden.com
michael.chitwood@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
68, rue du Faubourg
Saint-Honoré 75008
France
	Attention:	Armand W. Grumberg
Arash Attar-Rezvani
	Email:	armand.grumberg@skadden.com
arash.attar@skadden.com

(b)	if to the Company, to

IGATE Corporation
100 Somerset Corporate Blvd., 5th floor
Bridgewater, NJ 08807
USA
	Attention:	Jeffrey Friedel, SVP – Legal
	Email:	Jeffrey.Friedel@igate.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
USA
Attention:	Sarkis Jebejian, P.C.
Srinivas Kaushik
David Feirstein
Email:	sarkis.jebejian@kirkland.com
skaushik@kirkland.com
david.feirstein@kirkland.com

Pepper Hamilton LLP
Suite 5000, 500 Grant Street
Pittsburgh, PA 15219
USA
Attention:	James Barnes
Valerie Demont
John Duke
Email:	barnesj@pepperlaw.com
demontv@pepperlaw.com
dukej@pepperlaw.com

Section 8.03 Definitions. For purposes of this Agreement:

(i) An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

(ii) “Bank Facilities” means, collectively, (1) the Facilities Agreement, (2) the Revolving Facility, (3) that certain credit facility letter dated May 27, 2012 between iGate Global Solutions Limited and Standard Chartered Bank, (4) that certain working capital facility dated March 10, 2015 between iGate Global Solutions Ltd and JPMorgan Chase Bank, N.A. and (5) that certain trade finance facility letter dated February 26, 2015 between iGate Global Solutions Ltd and The Hongkong and Shanghai Banking Corporation Ltd.

(iii) “Book-Entry Shares” means shares of Company Common Stock not represented by certificates and held in the Direct Registration System.

(iv) A “business day” means any day, other than a Saturday, a Sunday or any day on which banks in New York, New York, or Paris, France are required or authorized by Law to be closed.

(v) “CFIUS” means the Committee on Foreign Investment in the United States.

(vi) “CFIUS Approval” means (i) a written notice issued by CFIUS that it has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA (as defined below) with respect to the Transactions and has terminated all action under the DPA or (ii) if CFIUS has sent a report to the President of the United States requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 calendar days from the date the President received such report from CFIUS.

(vii) “Company Material Adverse Effect” means any change, event, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement in any material respect; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union, India or elsewhere in the world, (C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (F) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency and consummation of any of the

Transactions, including (x) any Proceeding in respect of this Agreement or any of the Transactions, (y) the loss of or change in relationship with any customer, supplier, vendor or other business partner or (z) the departure of any employee or officer of the Company or any of the Company Subsidiaries, in each case, to the extent arising from such announcement, pendency and consummation, (H) the compliance with the covenants contained in this Agreement, (I) (1) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request or with Parent’s written consent or (2) the failure to take any action by the Company or any of the Company Subsidiaries if that action is prohibited by this Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor and (J) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective affiliates, including the loss of or change in relationship with any customer, supplier, vendor or other business partner or the departure of any employee or officer of the Company or any of the Company Subsidiaries, in each case, to the extent arising therefrom, except, in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

(viii) “Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

(ix) “DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof codified at 31 C.F.R. Part 800.

(x) “Government Contract” means any Contract to which the Company or any Company Subsidiary is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is party to such Contract).

(xi) “knowledge” means (1) in the case of the Company, the actual knowledge following reasonable inquiry, as of the date of this Agreement, of the individuals listed on Section 8.03(x)(1) of the Company Disclosure Letter and (2) in the case of Parent and Merger Sub, the actual knowledge following reasonable inquiry, as of the date of this Agreement, of the individuals listed on Section 8.03(x)(2) of the Company Disclosure Letter.

(xii) “made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability in the virtual data room hosted by Merrill Corporation in connection with the Transactions on or prior to 8:00 a.m. New York time on the business day prior to the execution of this Agreement (or, if this Agreement is executed on any day other than a Sunday or a Monday, the second business day prior to the execution of this Agreement).

(xiii) “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (a) the consummation of the Merger and the other Transactions or (b) the ability of Parent to perform its obligations under this Agreement in any material respect.

(xiv) A “Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature.

(xv) A “Representative” of any Person means such Person’s officers, directors, employees, investment bankers, attorneys, other advisors or other representatives.

(xvi) A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(xvii) “Takeover Statute” means (a) Subchapters D, E, F, G, H, I and J of Chapter 25 of the PBCL, and (b) any similar takeover, control share or interested shareholder business combination statutes or regulations of any other state of the United States.

(xviii) “Willful and Material Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

(xix) “Written Consent End Date” means the date that is the later of (i) 30 calendar days after the date hereof and (ii) if the Company has delivered to Parent notice of a Superior Company Proposal pursuant to Section 4.03(b) on or prior to the date that is 30 calendar days after the date hereof, then the end of the Match Period.

Section 8.04 Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. The phrase “date of this Agreement” shall be deemed to refer to April 25, 2015. All references to “dollars” or “$” shall refer to the lawful currency of the United States. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.05 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 8.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.07 Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties. (a) This Agreement, the Voting Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement, the Voting Agreement and the Confidentiality Agreement and (ii) except for Section 5.06, are not intended to confer upon any Person other than the parties any rights or remedies. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article I shall be enforceable by holders of Certificates and holders of Book-Entry Shares and the provisions of Section 5.04 shall be enforceable by holders of awards under the Company Stock Plan.

(b) Except for the representations and warranties contained in Article II, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any projections or forecasts made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(c) Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

Section 8.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties; provided that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement; provided further that no such assignment shall materially impede or delay the consummation of the Transactions. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Specific Enforcement; Jurisdiction. (a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 8.10(b), without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause Parent and Merger Sub to cause the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement. If, prior to the Outside Date, any party brings any Proceeding, in each case in accordance with Section 8.10(b), to enforce specifically the performance of the terms and provisions hereof by any other party to consummate the Transactions, and at such time all conditions to each party’s obligations to Closing are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing or are capable of being satisfied at the Closing or those conditions that relate to the subject matter of the Proceeding for specific performance), the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus five business days or (ii) such other time period established by the court presiding over such Proceeding, as the case may be.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Eastern District of Pennsylvania (and, to the extent the United States District Court for the Eastern District of Pennsylvania does not have subject matter jurisdiction, the jurisdiction of the courts of the Commonwealth of Pennsylvania in Philadelphia County) (the “Chosen Courts”), for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in the Chosen Courts. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Chosen Courts in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail, (A) in the case of the Company, to the Company’s address set forth in Section 8.02, and (B), in the case of Parent or Merger Sub, to the Process Agent in accordance with Section 8.10(c) (provided that nothing in this Section 8.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Chosen Courts. The parties hereto agree that a final trial court Judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-Judgment relief regarding, or any appeal from, such final trial court Judgment.

(c) Parent and Merger Sub hereby irrevocably designate AAAgent Services, LLC (in such capacity, the “Process Agent”), with an office at 125 Locust Street, Harrisburg, Pennsylvania, 17101, as its designee, appointee and agent to receive, for and on its behalf service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the process agent, the party effecting such service shall also deliver a copy thereof to each other such party in the manner provided in Section 8.02 of this Agreement. Parent shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Parent will at all times have an agent for service of process for the above purposes in the Commonwealth of Pennsylvania.

(d) This Section 8.10 shall not be construed as a waiver of the parties’ right to seek enforcement of a decision of the Chosen Courts before any other courts, whether in the United States or abroad.

Section 8.11 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Merger or any other Transaction. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 8.11.

Section 8.12 Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 8.13 Cooperation. The parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, SA, NA, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CAP GEMINI S.A.

by	/s/ Lanny Cohen
Name: Lanny Cohen
Title: Authorized Signatory

CAPGEMINI NORTH AMERICA, INC.

by	/s/ Lanny Cohen
Name: Lanny Cohen
Title: Authorized Signatory

LAPORTE MERGER SUB, INC.

by	/s/ Thierry Delaponte
Name: Thierry Delaponte
Title: Authorized Signatory

IGATE CORPORATION

by	/s/ Jeffrey M. Friedel
Name: Jeffrey M. Friedel
Title: Senior Vice President, Legal

Exhibit A

to

Agreement and Plan of Merger

Index of Defined Terms

Location of
Defined Term	Definition
Acceptable Confidentiality Agreement	4.03(e)(i)
Adverse Recommendation Change	4.03(b)
Agreement	Preamble
Articles of Merger	1.03
Authorizations	2.15(a)
Bankruptcy and Equity Exception	2.04(a)
Book-Entry Shares	8.03(ii)
Burdensome Condition	5.03(c)
Certificates	1.08(b)
CFIUS	8.03(iv)
CFIUS Approval	8.03(v)
Chosen Courts	8.10(b)
Closing	1.02
Closing Date	1.02
Commonly Controlled Entity	2.11(j)(i)
Company	Preamble
Company Articles	2.01
Company Balance Sheet	2.06(d)
Company Benefit Agreement	2.11(j)(ii)
Company Benefit Plan	2.11(j)(iii)
Company Board	2.04(b)
Company Board Recommendation	2.04(b)
Company Bylaws	2.01
Company Common Stock	1.07
Company Disclosure Letter	II
Company Employee	5.05(a)
Company Material Adverse Effect	8.03(vi), 2.05(b), 2.05(a)
Company Notes	5.17(a)
Company Notes Indenture	5.17(a)
Company Notes Offer	5.17(a)
Company Notes Payoff	5.17(b)
Company Preferred Stock	2.02(a)
Company Registered Intellectual Property	2.17(k)(i)
Company SEC Documents	2.06(a)
Company Shareholder Approval	2.04(c)
Company Shareholders’ Meeting	5.01(a)
Company Source Code	2.17(k)(ii)
Company Subsidiaries	2.01
Company Takeover Proposal	5.07(b)(iii), 4.03(e)(ii)

Company Termination Fee	5.07(b)
Confidentiality Agreement	5.02
Consent	2.05(b)
Continuation Period	5.05(a)
Contract	2.05(a)
Direct Registration System	8.03(vii)
DOJ	5.03(b)
DPA	8.03(viii)
Effective Time	1.03
Environmental Law	2.16(b)
ERISA	2.11(j)(iii)
Exchange Act	2.05(b)
Existing D&O Policies	5.06(c)
Filed Company SEC Documents	II
Foreign Antitrust Laws	2.05(b)
FTC	5.03(b)
GAAP	2.06(c)
Government Contract	8.03(ix)
Governmental Entity	2.05(b)
HSR Act	2.05(b)
Indemnified Party	5.06(a)
Information Statement	5.01(a)
Intellectual Property	2.17(k)(iii)
Intervening Event	4.03(e)(iii)
Intervening Event Adverse Recommendation Change	4.03(b)(i)
Judgment	2.05(a)
Law	2.05(a)
Legal Restraints	6.01(b)
Liens	2.03(a)
Major Customer	2.23
Major Vendor	2.23
Match Period	4.03(b)(ii)
Measurement Date	2.02(a)
Merger	Recitals
Merger Consideration	1.07(c)
Merger Sub	Preamble
Nasdaq	2.05(b)
Offer Documents	5.17(a)
Outside Date	7.01(b)(i), 7.01(b)(i)
Parent	Preamble
Parent Expenses	5.07(d)
Parent Material Adverse Effect	8.03(xii)
Paying Agent	1.08(a)
Payment Fund	1.08(a)
PBCL	Recitals
Permitted Liens	2.12

Person	8.03(xiii)
Proceeding	2.14
Process Agent	8.10(c)
Proxy Statement	5.01(a)
Qualifying Company Takeover Proposal	4.03(a)
Remedial Action	5.03(c)
Representative	8.03(xiv)
Required Jurisdictions	6.01(e)
Revolving Facility	4.01(j)
Sarbanes-Oxley Act	2.06(f)
SEC	II
Securities Act	2.05(b)
Series A Preferred Stock	2.02(a)
Series B Preferred Stock	2.02(a)
Shareholder Approval Time	4.03(a)
Shareholder Consent	5.01(b)
Specified Contract	2.13(a)(xii)
Superior Company Proposal	4.03(e)(iv), 4.03(e)(iv)
Surviving Corporation	1.01
Takeover Statute	8.03(xvi)
Tax Return	2.09(h)(i)
Taxes	2.09(h)(ii)
Transactions	Recitals
Transfer Taxes	5.09
Voting Agreement	Recitals
Voting Company Debt	2.02(c)
Willful and Material Breach	8.03(xvii)
Written Consent End Date	8.03(xviii)

Exhibit B

to

Agreement and Plan of Merger

Articles of Incorporation of the Surviving Corporation

COMMONWEALTH OF PENNSYLVANIA

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

IGATE CORPORATION

In compliance with the requirements of the applicable provisions of 15 Pa. C.S. Section 1306 relating to the Business Corporation Law, Act of December 21, 1988 (P.L. 1444, No. 177), as amended, the undersigned, desiring to be incorporated as a business corporation, does hereby certify that:

1. Name. The name of the Corporation is iGATE Corporation

2. Registered Office. The name of the initial Commercial Registered Office Provider is AAAgent Services, LLC, and the County of Venue is Dauphin.

3. Statute. The Corporation is incorporated under the provisions of the Business Corporation Law of 1988, as amended.

4. Capital Stock. The aggregate number of shares of Common Stock which the Corporation shall have authority to issue is One Hundred (100) shares each with a par value of One Cent($.01).

5. Incorporator. The name and address of the Incorporator are as follows:

Name	Address
Alan H. Leiblich	c/o Blank Rome LLP One Logan Square Philadelphia, PA 19103

6. Term. The term for which the Corporation is to exist is perpetual.

7. Authority of Board of Directors. The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights and other special or relative rights of any class or any series of any class that may be desired.

v

8. Cumulative Voting Rights. Shareholders of the Corporation shall not have the right to cumulate their votes for the election of Directors of the Corporation.

9. Bylaws. The Incorporator shall adopt the Bylaws on behalf of the Corporation. All conditions, qualifications, requirements, privileges and regulations regarding the Board of Directors and the shareholders, including voting rights, shall be fixed and governed by the Bylaws of the Corporation.

10. Personal Liability of Directors; Indemnification. A director of the Corporation shall not be personally liable for monetary damages for any action taken, or any failure to take any action, unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the BCL and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that the foregoing provision shall not eliminate or limit (i) the responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for the payment of taxes pursuant to local, state or federal law. Any repeal, modification or adoption of any provision inconsistent with Article 10 shall be prospective only, and neither the repeal or modification of this provision nor the adoption of any provision inconsistent with this provision shall adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification or the adoption of such inconsistent provision

11. Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the full extent permitted by law, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in (as a witness or otherwise) any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Corporation or otherwise (hereinafter, a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the heir, executor or administrator, is or was a director or executive officer of the Corporation or predecessor of the Corporation, as applicable, or is or was serving at the request of the Corporation or predecessor of the Corporation, as applicable, as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise (including without limitation service with respect to employee benefit plans), or where the basis of such proceeding is any alleged action or failure to take any action by such person while acting in an official capacity as a director or executive officer of the Corporation, or predecessor of the Corporation, as applicable, or in any other capacity on behalf of the Corporation while such person is or was serving as a director or executive officer of the Corporation, or predecessor of the Corporation, as applicable, against all expenses, liability and loss, including but not limited to attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement (whether with or without court approval), actually and reasonably incurred or paid by such person in connection therewith.

(b) Notwithstanding the foregoing clause (a), except as provided in Article 12 below, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

(c) Subject to the limitation set forth in the foregoing clause (b) concerning proceedings initiated by the person seeking indemnification, the right to indemnification conferred in this Article 11 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding (or part thereof) or in enforcing his or her rights under this Article 11 in advance of the final disposition thereof promptly after receipt by the Corporation of a request therefor stating in reasonable detail the expenses incurred; provided, however, that to the extent required by law, the payment of such expenses incurred by a director or executive officer of the Corporation in advance of the final disposition of a proceeding shall be made only upon receipt of an undertaking, by or on behalf of such person, to repay all amounts so advanced if and to the extent it shall ultimately be determined by a court that he or she is not entitled to be indemnified by the Corporation under this Article 11 or otherwise.

(d) The right to indemnification and advancement of expenses provided herein shall continue as to a person who has ceased to be a director or executive officer of the Corporation or to serve in any of the other capacities described herein, and shall inure to the benefit of the heirs, executors and administrators of such person.

(e) Notwithstanding any other provision contained herein, Articles 9 through 12 hereof shall not be amended, repealed or otherwise modified for a period of six (6) years from the date hereof in any manner that would adversely affect any right thereunder of individuals who, at or prior to the date hereof, were directors, officers, employees or agents (including as a fiduciary with respect to an employee benefit plan) of any predecessor corporation of the Corporation or any of its subsidiaries or any of their respective predecessors.

12. Payment of Indemnification. If a claim for indemnification under Article 11 hereof is not paid in full by the Corporation within thirty (30) days after a written claim therefor has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part on the merits or otherwise in establishing his or her right to indemnification or to the advancement of expenses, the claimant shall be entitled to be paid also the expense of prosecuting such claim.

13. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of a final disposition conferred in Article 11 and the right to payment of expenses conferred in Article 12 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses hereunder may be entitled under any bylaw, agreement, vote of shareholders, vote of directors or otherwise, both as to actions in his or her official capacity and as to actions in any other capacity while holding that office, the Corporation having the express authority to enter into such agreements or arrangements as the Board of Directors deems appropriate for the indemnification of and advancement of expenses to present or future directors and officers as well as employees, representatives or agents of the Corporation in connection with their status with or services to or on behalf of the Corporation or any other corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, for which such person is serving at the request of the Corporation.

IN TESTIMONY WHEREOF, the Incorporator has signed these Articles of Incorporation this      day of             , 20    .

Alan H. Lieblich, Incorporator

Exhibit C

to

Agreement and Plan of Merger

Written Consent

IGATE Corporation

Written Consent of Shareholders

In Lieu of Meeting

The undersigned (the “Shareholders”), being the holders of the shares of capital stock of IGate Corporation, a Pennsylvania corporation (the “Company”), set forth opposite the name of each Shareholder on Schedule I hereto as of April 24, 2015 (being the record date established by the Board of Directors of the Company (the “Company Board”) for approval of the matters described herein) hereby irrevocably consent in writing, pursuant to Section 2524, Section 1924 (including any successor to such section) and Section 1766(b) of the Pennsylvania Business Corporation Law (the “PBCL”) and as authorized by Section 7.4 of the Third Amended and Restated Articles of Incorporation of the Company, to the actions and adoption of the resolutions set out below by written consent in lieu of a meeting of shareholders of the Company.

RECITALS

WHEREAS, the Company has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2015, 2015, by and among the Company, Cap Gemini S.A., a French societe anonyme (“SA”), Capgemini North America, Inc., a Delaware corporation (“NA” and, together with SA, “Parent”), Laporte Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a wholly owned subsidiary of NA, a copy of which has been provided to the Shareholders and is attached hereto as Exhibit A (capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares that are owned by the Company as treasury stock, or owned by any wholly owned subsidiary of the Company, Parent or Merger Sub) will be converted into the right to receive $48.00 in cash, without interest (the “Merger Consideration”);

WHEREAS, the undersigned have reviewed the Merger Agreement and such other information as they believed necessary to make an informed decision concerning their vote on the adoption of the Merger Agreement, and the undersigned have had the opportunity to consult with their own legal, tax and/or financial advisor(s) regarding the consequences to them of the Merger, the Merger Agreement and the execution of this written consent;

WHEREAS, the Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of the date of the Merger Agreement, to the effect that, based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of the Shares in the Merger is fair to such holders from a financial point of view;

WHEREAS, the Company Board has, at a meeting duly called and held at which all directors of the Company were present, including the disinterested directors in accordance with Section 2538 of the PBCL, if applicable, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the Merger and the other Transactions are in the best interests of the Company, (iii) proposing the Merger in accordance with Section 1922 of the PBCL by adopting a resolution approving this Agreement as a plan of merger for the purposes of Section 1922 of the PBCL and (iv) recommending that the Company’s shareholders adopt this Agreement if the Company Shareholder Approval is required by applicable Law;

WHEREAS, the affirmative vote or written consent of shareholders necessary to authorize the Merger is (a) the affirmative vote in favor of the adoption of the Merger Agreement by a majority of the votes cast by all shareholders of the Company entitled to vote thereon pursuant to Section 1924(a) (including any successor to such section) of the PBCL or (b) the written consent of shareholders who are entitled to cast the minimum number of votes that would be necessary to authorize the Merger at a meeting in which all shareholders entitled to vote thereon were present and voting pursuant to Section 2524 and Section 1776(b), respectively, of the PBCL (the “Company Shareholder Approval”);

WHEREAS, as of the date of this written consent, the Shareholders are the record and/or beneficial owners of 43,990,645 Shares, constituting approximately 54% of the aggregate voting power of all the outstanding Shares, and the execution and delivery of this written consent will constitute the Company Shareholder Approval; and

WHEREAS, pursuant to the Merger Agreement and in accordance with Section 1924(c) (including any successor to such section) of the PBCL, the Company Board has the power to terminate the Merger Agreement under certain circumstances after the Company Shareholder Approval is obtained by this written consent, upon the terms and subject to the conditions set forth in the Merger Agreement.

RESOLUTIONS

NOW, THEREFORE, BE IT RESOLVED as follows:

RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are hereby authorized, accepted and adopted in all respects, and that the Shareholders hereby vote all of the shares of capital stock of the Company held by such Shareholders and entitled to vote thereon in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger; provided, however, that this written consent shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms (including, without limitation, pursuant to Section 7.04(b) thereof).

FURTHER RESOLVED, that this written consent is coupled with an interest and is irrevocable.

FURTHER RESOLVED, that the Shareholders hereby waive any and all notice requirements with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.

FURTHER RESOLVED, that this written consent may be executed in two or more counterparts, each of which when so executed shall be an original, and all such counterparts shall together constitute one and the same instrument, and signatures to this written consent transmitted by facsimile or PDF copy shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.

This written consent shall be filed with the minutes of the meetings of the shareholders of the Company and shall be treated for all purposes as action taken at a meeting.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date first written above.

By:
Title:

By:
Title:

By:
Title:

SCHEDULE I

Shareholders	Shares
Viscaria Limited	23,384,095
Ashok Trivedi	8,002,832
Sunil Wadhwani	7,997,625
Trivedi Family Qualified Subchapter “S” Trust	1,356,343
Wadhwani Partners No. 1 L.P.	1,027,500
Sunil and Nita Wadhwani Family Foundation	682,126
Ashok and Anjana Trivedi Charitable Remainder Unitrust	600,000
Sunil and Nita Wadhwani Charitable Remainder Unitrust	480,000
The Ashok and Anjana Trivedi Family Foundation	400,000
Wadhwani Partners No. 2 L.P.	60,124